UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MINERA ANDES INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

602910101

(CUSIP Number)

Robert Ross McEwen

c/o US Gold Corporation

Suite 4750, Brookfield Place

Bay Wellington Tower

181 Bay Street, P.O. Box 792

Toronto, ON Canada M5J 2T3

(647) 258-0395

With copies to:

George A. Hagerty, Esq.

Hogan Lovells US LLP

1200 Seventeenth Street, Suite 1500

Denver, CO 80202

(303) 899-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 602910101

1.	Names of Reporting Persons. US Gold Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 90,791,841 shares (1)

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,791,841 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.77% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) Beneficial ownership of the shares of common stock (“Common Stock”) of Minera Andes Inc., a corporation organized under the laws of Alberta, Canada (the “Company”), is being reported hereunder because the reporting persons may be deemed to have beneficial ownership of such Common Stock by virtue of irrevocable proxy granted in the Voting Agreement described in Item 4 (the “Voting Agreement”).  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting persons that they constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such “group” is hereby expressly disclaimed.  The shares of Common Stock over which the reporting persons may be deemed to have shared voting power are comprised of 87,961,843 outstanding shares of Common Stock, plus an aggregate of 2,829,998 shares of Common Stock underlying stock options that were exercisable on, or would be exercisable within 60 days of, the date of the Voting Agreement, all of which are currently among the securities subject to the Voting Agreement.

(2) The percentages used herein are calculated based on an aggregate total of 285,778,852 shares of Common Stock issued and outstanding as of September 22, 2011, including (i) 282,948,854 shares of Common Stock issued and outstanding as of September 22, 2011, as represented by the Company in the Arrangement Agreement (as defined below) and (ii) 2,829,998 shares of Common Stock underlying stock options held by the parties to the Voting Agreement as of the date of the Voting Agreement that were exercisable on, or would become exercisable within 60 days of such date, as provided by the Company.

CUSIP No. 602910101

1.	Names of Reporting Persons. Michael Stein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 90,971,841 shares (3)

	9.	Sole Dispositive Power 850,000 shares (4)

	10.	Shared Dispositive Power -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,791,841 shares (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.77% (5)

14.	Type of Reporting Person (See Instructions) IN

(3) See Note (1) above.

(4) Consists of 750,000 shares of Common Stock directly held by Michael Stein and 100,000 shares of Common Stock underlying stock options held by Michael Stein that were exercisable on, or would be exercisable within 60 days of, the date of the Voting Agreement.

(5) See Note 2 above.

CUSIP No. 602910101

1.	Names of Reporting Persons. Leanne Baker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (6)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 90,791,841 (6)

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,791,841 (6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 31.77% (7)

14.	Type of Reporting Person (See Instructions) IN

(6) See Note 1 above.

(7) See Note 2 above.

Item 1.    Security and Issuer.

This Schedule 13D relates to the shares of common stock, no par value (the “Common Stock”), of Minera Andes Inc., a corporation organized under the laws of Alberta, Canada (the “Company”). The principal executive offices of the Company are located at Suite 4750 Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 792 Toronto, ON Canada M5J 2T3.

Item 2.    Identity and Background.

(a) — (c) This Schedule 13D is being filed by (1) US Gold Corporation, a Colorado corporation (“US Gold”), which has its principal office at Suite 4750 Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 792 Toronto, ON Canada M5J 2T3, Canada, (2) Leanne Baker and (3) Michael Stein (the “Reporting Persons”).

US Gold explores for gold and silver in the Americas, primarily at its El Gallo Project in Mexico and Gold Bar Project in Nevada towards production.  The name and principal occupation of the directors and executive officers of US Gold as of the date hereof are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with US Gold.  The business address of each of the below individuals is Suite 4750 Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 792 Toronto, ON Canada M5J 2T3, Canada.

Name	Present Occupation or Employment
Robert R. McEwen	President and Chief Executive Officer President and Chief Executive Officer of Minera Andes
Michele Ashby	Director Chief Executive Officer of Mine LLC
Dr. Leanne Baker	Director Managing Director of Investor Resources LLC, Registered Representative of Puplava Securities, Inc., Director of Agnico-Eagle Mines Ltd., Director of New Sleeper Gold Corporation
Peter Bojtos	Director Corporate Director
Declan Costelloe	Director President of Celtic Mining LLC and Executive Vice President and Chief Operating Officer of Colt Resources Inc.
Perry Ing	Chief Financial Officer Chief Financial Officer of Minera Andes
Ian Ball	Senior Vice President
Stefan Spears	Vice President, Projects
Nils Engelstad	Corporate Secretary Vice President, Corporate Affairs and Corporate Secretary of Minera Andes

The principal occupation of Michael Stein is Chairman and Chief Executive Officer of MPI Group Inc.  The business address of MPI Group Inc. is 11 Church St Suite 200, Toronto, ON M5E 1W1.

The required information about Leanne Baker is shown in above.

(d) — (e) During the past five years, none of US Gold, Leanne Baker, Michael Stein or, to the best knowledge of US Gold, any of the directors and executive officers identified above (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. McEwen, Mr. Ing, Mr. Ball, Mr. Spears, Mr. Engelstad, Mr. Bojtos and Mr. Stein are Canadian citizens. Ms. Ashby, Dr. Baker and Mr. Costelloe are US citizens.

Item 3.           Source and Amount of Funds or Other Consideration.

The Voting Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into by the Company, US Gold and each of the following directors and executive officers of the Company and US Gold: (1) Robert McEwen, (2) Allen Ambrose, (3) Richard Brissenden, (4) Victor Lazarovici, (5) Allan Marter, (6) Donald Quick, (7) Michael Stein, (8) Perry Ing, (9) James Duff, (10) Nils Engelstad, (11) Michele Ashby, (12) Leanne Baker, (13) Peter Bojtos, (14) Declan Costelloe, (15) Ian Ball and (16) Stefan Spears (collectively, the “Supporting Stockholders”). The Supporting Stockholders entered into the Voting Agreement as an inducement to the Company and US Gold to enter into the Arrangement Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). No additional consideration was paid to or by the Supporting Stockholders in connection with the execution and delivery of the Voting Agreement and thus no funds were used for such purpose.

Item 4.           Purpose of the Transaction.

(a)- (b)    On September 22, 2011, the Company entered into an Arrangement Agreement (the “Arrangement Agreement”) among the US Gold, McEwen Mining—Minera Andes Acquisition Corp., a newly-formed corporation wholly-owned by the Company and incorporated under the Business Corporations Act (Alberta) (“Canadian Exchange Co.”), and the Company, pursuant to which US Gold through Canadian Exchange Co. will acquire all of the issued and outstanding common shares of the Company in exchange for exchangeable shares of Canadian Exchange Co. (the “Exchangeable Shares”) at a ratio of 0.45 of an Exchangeable Share for each outstanding common share of the Company (the “Arrangement”).  In addition, all outstanding options to acquire shares of the Company will be converted into options to purchase shares of common stock of US Gold at a ratio of 0.45 of a share of US Gold common stock for each share of the Company underlying each such option. The Arrangement will be implemented by way of the plan of arrangement attached as Exhibit A to the Arrangement Agreement (the “Plan of Arrangement”) and is subject to approval by the Court of Queen’s Bench of Alberta (the “Court”). The effect of the Arrangement will result in the Company becoming a wholly-owned indirect subsidiary of US Gold. The Exchangeable Shares will be exchangeable on a one-for-one basis for shares of US Gold common stock at any time at the option of the holder. Each Exchangeable Share will be substantially the economic and voting equivalent of a share of common stock of US Gold.

Consummation of the Arrangement is subject to various conditions, including, among others: (i) the approval of the Company’s shareholders of the Arrangement and any other necessary actions related thereto; (ii) the approval of the US Gold’s shareholders of the issuance of the Exchangeable Shares and US Gold common stock to be issued upon exchange of the Exchangeable Shares and any other necessary actions related thereto and (iii) approval of the Court.

Pursuant to the terms of, and concurrently with the execution of, the Arrangement Agreement, the Supporting Stockholders entered into a voting agreement with the Company and US Gold (the “Voting Agreement”), pursuant to which they, among other things, agreed to (i) not solicit any competing acquisition transaction, (ii) restrict their right to transfer shares of the Common Stock directly or beneficially owned by them other than in specific circumstances, and (iii) vote all of the shares of Common Stock they own, beneficially or of record, in favor of the Arrangement Agreement and against competing acquisition proposals. Each Supporting Stockholder has irrevocably appointed Leanne Baker and Michael Stein as such Supporting Stockholder’s proxy and attorney-in-fact (with full power of substitution and re-substitution), for and in the name, place and stead of such Supporting Stockholder, to vote all of such Supporting Stockholder’s shares of Common Stock as set forth the Voting Agreement, namely as described in clause (iii) of this sentence.

As of September 22, 2011, the Supporting Stockholders beneficially owned a total of 90,791,841 shares of Common Stock (including for this purpose 2,829,998 shares of Common Stock underlying stock options held by the Supporting Stockholders that were exercisable on, or would become exercisable within 60 days of, the date of the Voting Agreement), representing approximately 31.77% of all shares of Common Stock outstanding as of

September 22, 2011 (including for this purpose 2,829,998 shares of Common Stock underlying stock options held by the Supporting Stockholders that were exercisable on, or would become exercisable within 60 days of, the date of the Voting Agreement). Additionally, the Supporting Stockholders owned (i) additional options to purchase an aggregate of 890,002 shares of Common Stock which are not exercisable within 60 days of the date of the Voting Agreements.  All such shares underlying such options are subject to the terms of the Voting Agreement.  All additional securities of the Company (including all additional shares of Common Stock and all additional options to acquire shares of Common Stock) the Supporting Stockholders acquire until the termination of the Voting Agreement will also be subject to the terms of the Voting Agreement.

The Voting Agreement will automatically terminate upon the earliest to occur of (i) the termination of the Arrangement Agreement, (ii) the Effective Time (as defined in the Arrangement Agreement).  The Voting Agreement may also be terminated with respect to any Supporting Stockholder by written consent of the Company, US Gold and such Supporting Stockholder.

(c)           Not applicable.

(d)           Upon the Effective Time, if the Arrangement is completed, the Company will become a wholly-owned indirect subsidiary of US Gold, and, as a result, US Gold will be able to elect all of the directors on the Company’s board of directors and select all of the Company’s officers.

(e)           Under the terms of the Arrangement Agreement, the Company may not, without US Gold’s prior written consent, among other things, (i) declare or pay any dividends on, or make other distributions or return capital in respect of, any of its capital stock or any other equity interests, other than by a wholly-owned subsidiary to the Company or (ii) issue, sell, repurchase, redeem or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, shares of its capital stock, subject to identified exceptions.

(f)            Upon the Effective Time, if the Arrangement is completed,  the Company will be a wholly-owned indirect subsidiary of US Gold.

(g)           Not applicable.

(h)-(i)      The Common Stock is quoted on the over-the-counter bulletin board (“OTCBB”) under the trading symbol “MNEAF”.   Upon the Effective Time, if the Arrangement is completed, the Common Stock will cease to be quoted on OTCBB and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.  If the Arrangement is completed, US Gold intends to terminate the registration of the shares of Common Stock under the Exchange Act as soon as the requirements for termination of registration are met.

(j)            Other than as described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (the Reporting Persons reserve the right to develop such plans or proposals).

The foregoing summary descriptions contained in this Item 4 of the Arrangement Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of the Arrangement Agreement and the Voting Agreement, copies of which are incorporated herein by reference to Exhibits 99.1 and 99.2, respectively, of this Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a) — (b) The Reporting Persons current beneficial ownership in the Common Stock is set forth on the cover page to this Schedule 13D and is incorporated by reference herein. Such amount includes Common Stock beneficially owned by the persons named in Item 2 above.  The ownership percentage appearing on such cover page are calculated based on an aggregate total of 285,778,852 shares of Common Stock issued and outstanding as of September 22, 2011, including (i) 282,948,854 shares of Common Stock issued and outstanding as of September 22,

2011, as represented by the Company in the Arrangement Agreement and (ii) 2,829,998 shares of Common Stock underlying stock options held by the parties to the Voting Agreement as of the date of the Voting Agreement that were exercisable on, or would become exercisable within 60 days of, such date as provided by the Company.

The number of outstanding shares of Common Stock of the Company that may be deemed to be beneficially owned by US Gold and Leanne Baker with respect to which there is (i) sole voting power is 0, (ii) shared voting power is 90,791,841, with respect to US Gold’s and Leanne Baker’s power to vote or cause the vote of such shares in accordance with the terms of the Voting Agreement as described in Item 4 of this Schedule 13D, (iii) sole dispositive power is 0, and (iv) shared dispositive power is 0.  The number of outstanding shares of Common Stock of the Company that may be deemed to be beneficially owned by Michael Stein with respect to which there is (i) sole voting power is 0, (ii) shared voting power is 90,791,841, with respect to Michael Stein’s power to vote or cause the vote of such shares in accordance with the terms of the Voting Agreement as described in Item 4 of this Schedule 13D, (iii) sole dispositive power is 850,000, and (iv) shared dispositive power is 0.

Additional securities of the Company (including all additional shares of Common Stock and all additional options to acquire shares of Common Stock) of which the Supporting Stockholders acquire ownership until the termination of the Voting Agreement will also be subject to the terms of the Voting Agreement. Accordingly, any such acquisition or receipt of securities of the Company by any Supporting Stockholder may result in the Reporting Persons being deemed to be the beneficial owner of such additional securities.

The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that the Reporting Persons, for any or all purposes, constitute a “group” for purposes of Section 13(d) of the Exchange Act of 1934, as amended or for any other purposes, and such “group” is hereby expressly disclaimed.

(c) Except as set forth in this Schedule 13D with reference to the Arrangement Agreement and the Voting Agreement, none of the Reporting Person nor, to the knowledge of US Gold, any director or officer of US Gold listed in Item 2(a)-(c), has effected any transaction in the Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject of this Schedule 13D.

(e) Not applicable.

The foregoing summary description contained in this Item 5 of the Voting Agreement does not purport to be complete and is qualified in their entirety by reference to the full texts of the Voting Agreement, a copy of which is incorporated herein by reference to Exhibit 99.2 of this Schedule 13D.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

99.1

Arrangement Agreement, dated as of September 22, 2011, between US Gold Corporation, McEwen Mining — Minera Andes Acquisition Corp. and Minera Andes Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of US Gold Corporation filed with the SEC on September 23, 2011).

99.2

Voting Agreement, dated as of September 22, 2011, among US Gold Corporation, Minera Andes and certain individuals party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of US Gold Corporation filed with the SEC on September 23, 2011).

99.3	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

October 3, 2011

US GOLD CORPORATION

By:	/s/ Nils Engelstad
Nils Engelstad
Title:	Corporate Secretary

LEANNE BAKER

By:	Leanne Baker

By:	/s/ Nils Engelstad (1)
Title:	Attorney-in-Fact

MICHAEL STEIN

By:	Michael Stein

By:	/s/ Nils Engelstad (1)
Title:	Attorney-in-Fact

(1) LeAnne Baker and Michael Stein each provided a power of attorney in the Joint Filing Agreement that authorizes                             to sign this Schedule 13D on her and his behalf.  A copy of the Joint Filing Agreement is filed as Exhibit 99.3 to this Schedule 13D.